SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

 (Amendment No. 1)

Hickok Incorporated
(Name of Issuer)

Class A Common Shares, $1.00 par value
(Title of Class of Securities)

428839 10 4
(CUSIP Number)

February 29, 2008
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

SCHEDULE 13G
CUSIP No. 428839 10 4	Page 2 of 11 Pages

1.		NAMES OF REPORTING PERSONS Calvin S. Koonce I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (SEE INSTRUCTIONS) (b)☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 448
	6.	SHARED VOTING POWER 32,200
	7.	SOLE DISPOSITIVE POWER 448
	8.	SHARED DISPOSITIVE POWER 32,200
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,648
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.2%
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

SCHEDULE 13G
CUSIP No. 428839 10 4	Page 3 of 11 Pages

1.		NAMES OF REPORTING PERSONS Franklin S. Koonce I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (SEE INSTRUCTIONS) (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2005
	6.	SHARED VOTING POWER 32,250
	7.	SOLE DISPOSITIVE POWER 2005
	8.	SHARED DISPOSITIVE POWER 32,250
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,255
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4%
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

SCHEDULE 13G
CUSIP No. 428839 10 4	Page 4 of 11 Pages

1.		NAMES OF REPORTING PERSONS Koonce Securities Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (SEE INSTRUCTIONS) (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION State of Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 32,200
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 32,200
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,200
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.1%
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BD

SCHEDULE 13G
CUSIP No. 428839 10 4	Page 5 of 11 Pages

1.		NAMES OF REPORTING PERSONS Montgomery Investment Management Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (SEE INSTRUCTIONS) (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION State of Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

SCHEDULE 13G
CUSIP No. 428839 10 4	Page of [INSERT PAGE NUMBER] Pages

1.		NAMES OF REPORTING PERSONS Martin F. Oppenheimer I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (SEE INSTRUCTIONS) (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION State of Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a).	Name of Issuer:

Hickok Incorporated

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10514 Dupont Avenue
Cleveland, Ohio 44108

Item 2(a).	Names of Persons Filing:

This statement is filed by:
(i)	Calvin S. Koonce
(ii)	Franklin S. Koonce
(iii)	Koonce Securities Inc.
(iv)	Montgomery Investment Management, Inc.
(v)	Martin F. Oppenheimer

Item 2(b).	Address of Principal Business Office or, if None, Residence:

6550 Rock Spring Drive, Suite 600, Bethesda, MD 20817

Item 2(c).	Citizenship:

(i)	Calvin S. Koonce is a citizen of the United States.
(ii)	Franklin S. Koonce is a citizen of the United States.
(iii)	Koonce Securities Inc. is a Maryland corporation.
(iv)	Montgomery Investment Management, Inc. is a Maryland corporation.
(v)	Martin F. Oppenheimer is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Class A Common Shares, $1.00 par value (the “Common Stock”)

Item 2(e).	CUSIP Number:

428839 10 4

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership:

Reporting Person	Amount Beneficially Owned	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Percent of Class*

Calvin S. Koonce (1)(2)(3)	32,648	448	32,200	4.2%
Franklin S. Koonce (1)(2)(4)	34,255	2005	32,250	4.4%
KSI (1)(2)	32,200	0	32,200	4.1%
MIM (1)	0	0	0	0%
Martin F. Oppenheimer (1)	0	0	0	0%

* Based on 783,229 shares of Class A Common Stock, $1.00 par value, outstanding as of February 8, 2008, as disclosed in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended December 31, 2007.

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein by the other Reporting Persons and any other person referenced herein.  Each of the Reporting Persons disclaims membership in a "group" within the meaning of Section 13(d)(4) of the Securities Exchange Act of 1934 (the "Exchange Act") or rule 13d-5(b)(1) of the Exchange Act with any other Reporting Person or any other person.

(2) KSI does not have the power to dispose or to direct the disposition, or  vote or direct the vote, of any shares of Common Stock held in its discretionary accounts.  Mr. Franklin S. Koonce shares with the individual account holders the power to vote or direct the vote, and shares the power to dispose or to direct the disposition, of 50 shares beneficially owned by KSI.  The shares beneficially owned by KSI includes 32,200 owned in KSI’s trading account for its market making activities.

(3) Includes 248 shares owned by Calvin Koonce’s wife.  Mr. Koonce disclaims beneficial ownership of the shares owned by his wife.

(4) Includes 900 shares owned by Franklin Koonce’s wife and children.  Mr. Koonce disclaims beneficial ownership of the shares owned by his spouse and children.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 2 and Note 1 to Item 4.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2008

	/s/ Calvin S. Koonce		/s/ Franklin S. Koonce
	Calvin S. Koonce		Franklin S. Koonce

Koonce Securities Inc.		Montgomery Investment Management, Inc.

By:	/s/	By:	/s/
	Name:		Name:
	Title:		Title:

/s/ Martin F. Oppenheimer
Martin F. Oppenheimer

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G dated February 29, 2008 with respect to the shares of Class A Common Shares, $1.00 par value per share, of Hickok Incorporated, and any further amendments thereto executed by each or any of us shall be jointly filed on behalf of each of us pursuant to and in  accordance  with the provisions of Rule  13d-1(k)(1)(iii)  under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of  which  shall  constitute  one  and  the  same instrument.

Date: February 29, 2008

	/s/ Calvin S. Koonce		/s/ Franklin S. Koonce
	Calvin S. Koonce		Franklin S. Koonce

Koonce Securities Inc.		Montgomery Investment Management, Inc.

By:	/s/	By:	/s/
	Name:		Name:
	Title:		Title:

/s/ Martin F. Oppenheimer
Martin F. Oppenheimer